2018
ANNUAL REPORT

INTL · FCStone®

Commodities Global Payments Foreign Exchange Securities



INTL FCStone Inc. provides clients with the global market access, liquidity and expertise they need to serve their customers, outperform their competitors, manage their risk, and grow their businesses. We do so by providing clearing and execution, risk management and advisory services, and market intelligence across asset classes and markets around the world.

FINANCIAL HIGHLIGHTS

OPERATING REVENUES (in millions)


2018
$975.8
2017
$784.0
2016
$671.0
2015
$624.3
2014
$490.9

INCOME FROM CONTINUING OPERATIONS, BEFORE TAX (in millions)


2018
$101.5
2017
$15.2
2016
$72.7
2015
$78.1
2014
$26.0

TOTAL ASSETS (in millions)


2018
$7,824.7
2017
$6,243.4
2016
$5,950.3
2015
$5,070.0
2014
$3,039.7

STOCKHOLDERS' EQUITY (in millions)


2018
$505.3
2017
$449.9
2016
$433.8
2015
$397.1
2014
$345.4

NET ASSET VALUE PER SHARE


2018
$26.72
2017
$24.02
2016
$23.56
2015
$21.11
2014
$18.29

SELECTED SUMMARY FINANCIAL INFORMATION

(IN MILLIONS, EXCEPT SHARE AND PER SHARE AMOUNTS)	2018	2017	2016	2015	2014
Operating revenues	$ 975.8	$ 784.0	$ 671.0	$ 624.3	$ 490.9
Transaction-based clearing expenses	179.7	136.3	129.9	122.7	108.5
Introducing broker commissions	133.8	113.0	68.9	52.7	49.9
Interest expense	80.7	42.1	28.3	17.1	10.5
Net operating revenues	**581.6**	**492.6**	**443.9**	**431.8**	**322.0**
Compensation and other expenses:					
Compensation and benefits	337.7	295.7	263.9	251.1	201.9
Trading systems and market information	34.7	34.4	28.0	23.5	21.5
Occupancy and equipment rental	16.5	15.2	13.3	13.5	12.3
Professional fees	18.1	15.2	14.0	12.5	14.9
Travel and business development	13.8	13.3	11.5	10.5	9.9
Non-trading technology and support	13.9	11.6	7.1	4.7	3.9
Depreciation and amortization	11.6	9.8	8.2	7.2	7.3
Communications	5.4	5.0	4.7	4.6	4.3
Bad debts and impairments	3.1	4.3	4.4	7.3	5.5
Bad debt on physical coal	1.0	47.0	—	—	—
Other	26.3	25.9	22.3	18.8	14.5
Total compensation and other expenses	**482.1**	**477.4**	**377.4**	**353.7**	**296.0**
Other gains	2.0	—	6.2	—	—
Income from continuing operations, before tax	101.5	15.2	72.7	78.1	26.0
Income tax expense	46.0	8.8	18.0	22.4	6.4
Net income from continuing operations	55.5	6.4	54.7	55.7	19.6
Loss from discontinued operations, net of tax	—	—	—	—	(0.3)
Net income	**$ 55.5**	**$ 6.4**	**$ 54.7**	**$ 55.7**	**$ 19.3**
Earnings per share:					
Basic	$ 2.93	$ 0.32	$ 2.94	$ 2.94	$ 1.01
Diluted	$ 2.87	$ 0.31	$ 2.90	$ 2.87	$ 0.98
Number of shares:					
Basic	18,549,011	18,395,987	18,410,561	18,525,374	18,528,302
Diluted	18,934,830	18,687,354	18,625,372	18,932,235	19,132,302
Selected Balance Sheet Information:					
Total assets	$7,824.7	$6,243.4	$5,950.3	$5,070.0	$3,039.7
Lenders under loans	$ 355.2	$ 230.2	$ 182.8	$ 41.6	$ 22.5
Senior unsecured notes	—	—	$ 45.5	$ 45.5	$ 45.5
Stockholders' equity	$ 505.3	$ 449.9	$ 433.8	$ 397.1	$ 345.4
Other Data:					
Return on average stockholders' equity	11.6%	1.5%	13.2%	15.0%	5.7 %
Employees, end of period	1,701	1,607	1,464	1,231	1,141
Compensation and benefits as a percentage of operating revenues	34.6%	37.7%	39.3%	40.2%	41.1 %

VISION & PHILOSOPHY

In 2003, the current management team reconfigured the company as a provider of financial services focused on under-served clients in niche markets. We started with equity of less than $10 million and 10 people, and with the vision that, with relentless effort and execution, a clear focus on providing great service and value for our clients, and using common sense and doing the right thing rather than the easy thing, we could build a global financial business that might one day become a credible and recognized franchise.

Our financial "north star" has been the remarkable power of compounding on our shareholder capital, which we harness to become a bigger and more valuable business. In addition, this approach enables us to create our own capital runway for growth. As a result, we are less dependent on the capital markets, and thus can be flexible and opportunistic in approaching them.

Ironically, the great financial crisis of 2008 created unexpected opportunities for us to accelerate our growth, expand our capabilities and our footprint, and thus better position ourselves for achieving our long-term goal of becoming a larger financial business. In the face of a more rigorous and complex regulatory framework, we decided to invest in retaining our broad capabilities to better serve our clients, while many of our competitors withdrew from markets and narrowed their offerings. When these regulatory and related capital pressures forced consolidation amongst smaller players, we became an opportunistic consolidator – and at valuations that allowed us to keep compounding our book value without the need to incur undue amounts of goodwill.

Over the last 15 years our steady, determined and disciplined approach has helped us achieve our compounding strategy, with shareholder capital increasing at a compound annual growth rate of 31%, off the back of revenues that grew at 35% C.A.G.R. These growth rates declined into the mid-20% range as we became larger and as the aftermath of the financial crises provided some significant headwinds, but despite these headwinds, we believe that we were still positive outliers in our industry in terms of performance.

OUR BUSINESS

Today, we are a diversified global brokerage and financial services firm offering a vertically integrated product suite, including high-touch execution, electronic access through a wide variety of technology platforms in almost every major global market and financial product, and insightful market intelligence and advice, as well as post-trade settlement, clearing and custody services. This is a unique product suite outside of the bulge bracket banks, and it creates "sticky" relationships with our clients. We help these clients access market liquidity, maximize profits and manage risk.

Our businesses are supported by our global infrastructure of regulated operating subsidiaries, our advanced technology platform and our team of more than 1,700 employees (as of September 30, 2018). We believe our client-first approach differentiates us from large banking institutions, engenders trust and has enabled us to establish leadership positions in a number of complex fields in financial markets around the world.

Our revenue stream is diversified by asset class, client type and geography, with a significant portion of recurring revenue derived from monetizing client balances in the form of consistent and predictable interest and fee earnings on the float.



INTL Growth (US$ millions)
Operating Revenue
Book Value of Equity
$1,200
$1,000
$800
$600
$400
$200
--
$975.8
$505.3
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018

Metric	Compound Annual Growth Rate	
	2003-2018	2008-2018
Operating Revenue	35.0%	23.9%
Book Value of Equity	30.5%	21.0%

Our Clients

We currently serve more than 20,000 commercial and institutional clients, and more than 80,000 retail clients located in more than 130 countries. We believe that our clients value us for our attention to their needs, our expertise and flexibility, our global reach, our ability to provide access to liquidity in hard-to-reach markets, and our status as a well-capitalized and regulated organization.

Strategic Position

We believe that we are well-positioned to capitalize on key trends impacting the financial services sector. In particular, embracing regulatory change has created a competitive advantage for us and has positioned us well for continued growth. Today's stringent regulatory requirements for financial services firms act as barriers to entry, making it difficult for existing and new participants to compete with our business model.

We believe we have become a counterparty of choice for a number of mid-sized clients that larger institutions can no longer profitably serve. Similarly, as the number of smaller competitors continues to decline due to regulatory challenges and increased capital requirements, we have gained market share and have taken advantage of attractive acquisition opportunities by leveraging our regulatory expertise.

BY THE NUMBERS

$505 Million Stockholders' Equity

Access to 36 Global Exchanges

$401.1 Billion FX Prime Brokerage

1.6 Million OTC Contracts Traded

$55 Million Net Income

251 Million Gold Equivalent Ounces Traded

$2.1 Billion Average Customer Equity

$118 Billion Equity Market Making

Offer Global Payments into ~170 Countries

Managing Business in 130+ Countries

129 Million Exchange Contracts Traded

More than 1,700 Employees Globally

$976 Million Operating Revenue

1924	1930	1970	1978	1981
Saul Stone, a door-to-door egg wholesaler, formed Saul Stone and Company, predecessor to FCStone.	In the 1930's, Saul Stone and Company became one of the first clearing members of the Chicago Mercantile Exchange (CME).	In the early 1970's, Saul Stone and Company became one of the major innovators on the CME's International Monetary Market, bringing financial futures to the forefront of the industry.	A new entity called Farmers Commodities Corporation was formed to accommodate the grain hedging brokerage services.	International Assets was established as an internationally focused boutique brokerage firm.

INTL FCStone®

SHARE PRICE OVER 15 YEARS



$60
$50
$40
$30
$20
$10
0
2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018

1983

Farmers Commodities Corporation (FCC) became a clearing member of the Kansas City Board of Trade in 1983 and in 1985 purchased its first seat on the Chicago Board of Trade.

1994

International Assets was listed on NASDAQ.

2000

FCC acquired Saul Stone and Company to become one of the nation's largest commercial grain brokerage firms.

2003

Current management team takes control of International Assets with a strategy to focus on wholesale execution.

2004

International Assets acquired global payments business Global Currencies, thereby establishing a London office.

2007

International Assets acquired Gainvest group in South America, specializing in asset management and asset backed securities.

In 2018, we achieved shareholder return on equity of 11.6% and earnings per share of $2.87 for the year. Stated after adjustment for the impact of recent U.S. tax legislation, we achieved an ROE of 16.0%[1] and EPS of $3.98.[1] We believe that this performance places us in the top tier for companies in our industry.

As Chairman, I am proud of the value that the compound effect of consistently strong return on equity generates for our shareholders, and we continue to favor it over other measures of value such as stock price. As a shareholder myself, I appreciate the multiplier effect it has on our company's book value.

We believe that our continued ability to turn strong performance into value for shareholders, coupled with the continuation of market trends more favorable to our business, puts us in a position of strength and will create new opportunities to deliver more value to our clients and our shareholders going forward.

With an eye toward expanding our flexibility to seize such opportunities, we explored a potential public debt offering in October of 2018. However, hewing to our governing principle and discipline of acting only when "the price is right," we chose to withdraw the offering as terms became unfavorable in the face of sudden market instability. That said, we will continue to monitor the markets and look to re-engage investors when conditions permit.

While industry consolidation continues to generate acquisition opportunities for our company, only two met our criteria this year: We strengthened our Global Payments offering by acquiring the fully accredited SWIFT Service Bureau from PayCommerce, and we secured an EU-based footprint for INTL FCStone post-Brexit with the acquisition in Luxembourg of Carl Kliem S.A.

Maintaining a strong company culture remains a vital component of our strategy to grow our client base and drive shareholder value. Our people continue to be our most important assets, and our continuing and constant objectives are to encourage and reward them for innovative and entrepreneurial thinking. At the same time, we continue to stress the tenets of teamwork and the critical importance of collaborating with colleagues to sell products and services across our platform.

Into this culture, we welcome Diane L. Cooper, who has joined our board. As President and CEO of GE Capital's Commercial Distribution Business, Diane achieved a record of strong performance amid fierce competition and sometimes challenging market environments. She'll fit in perfectly, and I look forward to the depth of knowledge and experience she will bring to the boardroom as we seek to maximize the value of our company.

Moving from a welcome to a farewell, we extend our best wishes to Brian Sephton as he embarks on a well-deserved retirement. Currently our head of Compliance and Legal, Brian has filled several key roles in our company over his 14 years with us. We are grateful for his tireless efforts, his wise counsel, and his unparalleled eye for the critical detail, and we are sad to lose him.

(1) A reconciliation between GAAP and non-GAAP amounts shown is provided in Appendix A.

2007	2008	2009	2010	2010	2010
FCStone acquired Chicago-based Downes-O'Neill, dairy specialists.	FCStone acquired Nashville-based Globecot, cotton specialists.	International Assets Holding Corporation and FCStone Group, Inc. merged.	Risk Management Incorporated, energy risk management specialists, was acquired by the newly merged company.	The Company acquired Hanley Group companies to expand the group's OTC trading business.	The Company acquired the futures division of Hencorp, coffee, cocoa and sugar specialists.

As in previous years, I will close this letter by taking stock of how far we've come as a company. Since 2002, your company has grown operating revenue from $5.2 million to $975.8 million and net income from a loss of $300,000 to a profit of $55.5 million this year. Over the same period, shareholder equity has grown from $4.3 million to $505.3 million.

As we know, the unprecedented convergence of historically low interest rates and low volatility following the market crash of 2008 severely tested our strategy and our model. Yet, we pressed on, and over the last several years have approached or achieved or our targets for return on equity and earnings per share (with 2017 a notable exception). Now as interest rates and volatility climb back toward their historic norms, we are not only reaping the rewards of our perseverance, but also beginning to harness the latent potential of our strategy and our model.

Against the backdrop of this growth, the past year's performance, and increasingly favorable market conditions, we see our vision for this company truly taking shape. Today, the global markets generate wealth and opportunity on a scale unprecedented in history; through our extensive conduits into and between those markets, we connect our clients directly to those opportunities and help power their growth. In doing so, we power our own.

None of this would be possible without you, our shareholders, and all the people who deliver value to this company every day. We are proud that we are a company run by shareholders for shareholders, and as one of you, I remain bullish about our future.

JOHN RADZIWILL
Chairman

A NEW FORMAT

To serve our shareholders better, we've chosen this year to discuss in greater detail our vision, business, strategy and the key performance indicators we use to measure our progress and hold ourselves accountable to our stakeholders. Our goal in doing so is to provide readers with a clearer and more easily comparable picture of where we've been, where we are, and where we're going from year to year.

2011	2011	2011	2012	2012	2012
International Assets Holding Corporation changed name to INTL FCStone Inc.	Ambrian Commodities Limited ("ACL"), was acquired to provide commodities execution capabilities in the key LME market.	The Company acquired the business of the Metals Division of MF Global and upgraded to LME Category One ring dealing membership.	The Company acquired TRX Futures Ltd., a London-based brokerage and clearing firm for commercial coffee and cocoa customers that also offers energy and financial products.	Online news and analysis subscription service Commodity Network is launched.	The institutional accounts of Tradewire Securities, LLC. are acquired.

2018 was a record year in which we achieved some significant milestones. Our net operating revenue approached $1 billion, shareholder funds now exceed $500 million, and we took in more than $100 million in pre-tax earnings.

Growth in Revenue and Market Share

During the year we saw revenue growth in all our segments – all of which achieved individual high water marks – and overall growth in operating revenue of 24%. This was due to organic growth of our client footprint as we continue to become a more recognized franchise, and to generally more favorable market conditions. Our business performs best when we have moderate volatility and can earn a carry on our customer float, and we had both working for us during 2018. Volatility increases risk for hedgers and provides money-making opportunities for speculators, so it drives more activity from both types of clients. While volatility has increased recently, it remains generally low historically. This will likely change as central banks continue to withdraw from stimulus and the markets normalize.

During this record-breaking year, we continued to grow our business and build our franchise across both commercial clients (i.e. non-financial industry companies, primarily) and institutional clients. Our strong rates of growth in both revenue and transactional volumes substantially outpaced the rate of industry growth – providing evidence that we have grown market share. Our hard work over many years is starting to pay off as we have become a more recognized and respected player in our markets by clients, prospective employees and competitors.

Across all our segments we have margins on incremental revenue of approximately 50% (depending on product and business mix), which allows us to achieve significant operating margins if we can contain central overheads. During 2018, we achieved an 18% increase in net operating revenues with fixed compensation only growing by 4% and all other fixed costs growing by 6%, driving operational leverage to the bottom line.

Over the last two years, as more normalized market conditions have returned, we now have a number of highly predictable revenue sources from interest and fees, which cover an increasingly material portion of the central overhead required to operate our franchise. Covering the bulk of our costs with a high degree of certainty provides greater "ballast" and predictability to our earnings.

Adding Companies and Capabilities – Patiently

We continued to see many small-to medium-sized acquisition opportunities – proof that that the industry trend towards consolidation continues. We remain patient and disciplined in evaluating these opportunities and making sure there is a good cultural fit (a client–first mentality), clear strategic value to our franchise in the form of either client relationships or added capabilities, and ability to be financially accretive quickly. Very few opportunities pass muster, but we did conclude two small, bolt-on acquisitions during the year, and one right after year end, none of which were considered material but all of which add value to our franchise.

Carl Kliem S.A. is an independent interdealer broker based in Luxembourg, a leading European financial hub. The company provides foreign exchange, interest rate and fixed-income products to a diverse, institutional client base across the European Union. Carl Kliem S.A. employs approximately 40 people and has more

2013	2013	2013	2014	2015	2015
INTL FCStone Markets LLC registers as a swap dealer.	The Company exits its physical base metals business.	Accounts of First American Capital and Trading Corp. acquired, adding correspondent clearing service capabilities.	The Company completes the consolidation of its two UK subsidiaries, INTL FCStone Ltd and INTL Global Currencies Ltd.	The Company completes the acquisition of G.X. Clarke & Co., an institutional dealer in U.S. government securities, federal agency and mortgage-backed securities.	INTL FCStone Inc. consolidates its securities, rates and FCM businesses into INTL FCStone Financial Inc.

than 400 active institutional clients. This acquisition provides us with a diverse offering and complementary relationships for a wide range of our products. As a fully regulated EU entity, it also secures our market presence in the European Union as the Brexit process plays out.

PayCommerce Financial Solutions, LLC is a fully accredited SWIFT Service Bureau provider. The acquisition enables us to act as a SWIFT Service Bureau for our 300-plus correspondent bank network, thus providing another important service for delivering cross-border payments in local currencies to the developing world. In addition, we upgraded our regulatory status in Brazil to allow us to handle larger payments locally. While this process took the better part of three years to complete, we saw an immediate uptick in revenue as we enhanced our capabilities in this key payment corridor.

Just after year end, we reached agreement to acquire the New York-based broker-dealer formerly known as Miller Tabak Roberts, an institutional fixed income business specializing in high yield, convertible, emerging market and distressed debt. This acquisition brings with it more than 40 experienced professionals, expands our current fixed income product offering, and adds more than 2,400 institutional relationships. We expect that our existing clients will benefit from these additions to our offering, while our newly acquired clients will benefit from the consolidation of the former Miller Tabak Roberts offering and our own offering.

Regulation Creates Opportunity

During the year, we saw the MiFID II regulatory regime come into effect (as well as new Basel bank requirements) in the European Union. This is an update of MiFID I, and together, they constitute the European equivalent of Dodd-Frank. Its aim is to bring greater transparency to financial markets and better protection to investors. This is a massive piece of regulation which has had, and will continue to have, wide-ranging and perhaps unforeseen consequences. We have taken the view that we are in the regulation business and that this in turn provides us with a competitive advantage. We do not believe that our current activities will be adversely impacted materially by this new regulation, which has created a more complex environment in Europe and for European-based banks and brokers. We believe that this will be a positive development for us in the medium term and beyond.

The Downside of Volatility

While moderate volatility drives client activity, extreme volatility causes liquidity stress on our clients that must meet margin calls. If they cannot, their accounts are liquidated – resulting in potential losses for these clients and perhaps charge-offs for us if they fail to meet their obligations. After our 2018 fiscal year end, we experienced just such an event when both natural gas and crude oil experienced historic moves. In the case of natural gas, the daily move on successive days reached multiples of the standard exchange requirements. A number of FCM client accounts, managed by a commodity trading advisor, were adversely affected by these price moves. While we had required significantly increased margin from these accounts, the price moves were so extreme that all positions in these accounts had to be liquidated – resulting in a significant aggregate debit balance. While the aggregate debit was within our worst-case stress test scenario, it was nonetheless a painful reminder that markets can swing suddenly and improbably – more often than we think. We continue to pursue collection of these receivables in the ordinary course of business.

2016	2016	2017	2018	2018	2018
The Company completes acquisition of the correspondent securities clearing business and independent wealth management business from Sterne Agee, LLC.	The Company agrees to acquire the London-based EMEA oils business of ICAP plc, expanding the Company's global energy capabilities.	The company re-launches the former independent wealth advisory service of Sterne Agee LLC as SA Stone Wealth Management Inc.	The Company bolsters its Global Payments offering by acquiring the SWIFT Service Bureau of PayCommerce.	The Company secures a post-Brexit footprint in the EU by acquiring Luxembourg-based Carl Kliem SA.	INTL FCStone expands its institutional offering with the acquisition of US-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts).

STRATEGY

To achieve our vision of becoming a best-in-class financial franchise and our key financial objective of compounding our capital at 15%, we need to run a resilient and growing business despite the highly cyclical nature of the markets we operate in.

We focus on mitigating exposure to market risk, ensuring adequate liquidity to maintain our daily operations, and making non-interest expenses variable, to the greatest extent possible. Our strategy is to employ a centralized and disciplined process for capital allocation, risk management and cost control, while delegating the execution of strategic objectives and day-to-day management to our experienced people. This requires high-quality managers, a clear communication of performance objectives, and strong financial and compliance controls. We believe this strategy will enable us to build a more scalable and significantly larger organization that still embraces an entrepreneurial approach to business, supported and underpinned by strong centralized financial and compliance controls.

KEY PERFORMANCE INDICATORS

We have, since our inception, set out some simple but effective key performance indicators to monitor our strategic progress and hold ourselves accountable. Because we take a long-term approach, all of these indicators are focused on long-term performance and we recognize that we may underperform at times in adverse markets and, similarly, outperform when we have tailwinds.

Compounding Capital:

Target: Annual shareholder return on equity of 15%

This objective implies growing our net earnings by a similar amount annually as our retained earnings grow. Our executive and senior management compensation plans use this target for annual bonus determination.

We now have the benefit of evaluating our performance through perhaps the worst business cycle for financial companies in a generation – the great financial crisis. For us this was the worst possible environment for our business due to historically low volatility crimping client volumes, zero interest rates on our client float and significantly increased regulatory cost and capital. Despite these conditions, we still recorded positive annual ROE in the high single digits – below our target, but still better than most of our peers. We are pleased that our business model achieved the desired result even in these dire conditions.

As market conditions have normalized, with central banks around the world starting to retreat and allowing some modicum of volatility and interest rates to prevail (although still historically low), we have performed better and in 2018 exceeded our 15% target on an adjusted basis.

The chart below presents ROE and Adjusted ROE for the last five fiscal years. In fiscal 2014, 2015, and 2016, there is no difference between ROE and Adjusted ROE. In fiscal 2017, Adjusted ROE excludes the bad debt on physical coal, net of incentive recapture. In fiscal 2018, Adjusted ROE excludes the impact of H.R. 1, the Tax Cuts and Jobs Act ("Tax Reform") and bad debt on physical coal. A reconciliation between ROE and Adjusted ROE is provided in Appendix A.


ROE and Adjusted ROE
ROE
Adjusted ROE
20.0%
15.0%
10.0%
5.0%
0.0%
2014
2015
2016
2017
2018

We saw our adjusted return on equity expand due to higher interest rates, which increased earnings on our float substantially, nearly all of which drops to the bottom line. Slightly elevated volatility also drove more volume on our platform. In addition, we also saw strong underlying growth in our client footprint, as we added new accounts at a healthy rate and realized some market-share gains.

Product Diversification and Client Footprint Expansion

Target: Grow our offering and footprint prudently to guard against individual market cyclicality.

One of the key ways we have both grown our revenue and mitigated the inherent cyclicality in our individual markets is through revenue and client diversification. We have actively expanded our capabilities into different asset classes, markets and client segments, which both diversifies our revenue and creates a more valuable financial network for our clients, as they can avoid the need for multiple brokers. On the client side, we started by focusing on commercial clients looking to hedge their financial risks, as we saw this as providing a durable stream of revenue. We expanded this client base geographically and by industry. More recently we have significantly grown our footprint with institutional clients looking to access the markets through our network to gain exposure and make money trading or investing. We also deal with a large and growing number of financial institutions. Finally, we increasingly serve a retail client base (mainly through intermediaries). All of this creates traffic over our network and grows our client balances and float income.

The chart below shows the increasing diversification of segment income, which protects our bottom line.

During 2018, we saw continued strong growth and expansion of our commodities hedging segment in Europe, which added diversification. In addition, the acquisitions mentioned above provided both client and product diversification.



Segment Income
Commercial Hedging
Global Payments
Securities
Physical Commodities
Clearing & Execution Services
2014
52%
22%
16%
5%
5%
2018
37%
23%
16%
6%
18%

Intellectual Capital:

Target: 5 -10% organic growth in revenue producers.

We recognize that this is often a "quality-not-quantity" metric. Our business is based on sticky, long term and meaningful value-added relationships with our clients. While we are increasingly looking to leverage our professional staff with appropriate technology to drive efficiencies, people and intellectual capital matter. Over the past 10 years, as we have grown our capabilities, it has become easier to attract the caliber of talent we need to drive our business. As always, we take a patient and persistent approach to attract people who think as we do and want to build a long-term client-centric business.


Number of Front Office Staff
700
650
600
550
500
450
400
350
300
2014
2015
2016
2017
2018

We managed to attract good talent during 2018, and the acquisitions mentioned above will bring even more proven and experienced talent to the company.

Efficiency in Driving Revenue Growth

Target: Minimum return per front office producer of $1 million per annum.

This is a key measure of our success in productivity and efficiency in driving revenue through use of technology as well as leveraging existing client relationships and expanding our products and capabilities.

We have comfortably exceeded this target in recent years. The 2018 increase of 16% to $1.5 million per annum average is reflective of better market conditions, as well as our progress on better leveraging our revenue producers with technology and better leveraging our growing capabilities into our client relationships.


Revenue Per Front Office Head
1,600,000
1,400,000
1,200,000
1,000,000
800,000
600,000
400,000
200,000
0
2014
2015
2016
2017
2018

Efficient and Scalable Infrastructure

Target: Number of Revenue-producing staff is 50% of total staff.

To ensure that we keep an efficient and scalable infrastructure, we target that more than 50% of our employees should be client-facing and generating revenue. This forces us to control support and infrastructure costs and drive efficiencies with technology.


Front Office Percentage of Total Staff
45.0%
40.0%
35.0%
30.0%
25.0%
20.0%
15.0%
10.0%
5.0%
0.0%
2014
2015
2016
2017
2018

We have not consistently achieved this target for the better part of five years largely due to the high minimum infrastructure and operational costs related to the clearing, settlement and custody side of our business. We are working incrementally to address this in two ways: 1) better use of technology to reduce operational costs, and 2) achieving better scale on our clearing platform (especially securities) driving the operational leverage in this business.

We saw a decrease in this metric from approximately 43% in 2015 to 39% in 2017, when we acquired the Sterne Agee securities clearing operations. This clearing business was below scale and not covering its fixed costs when acquired. Subsequently, it has added more than 30 correspondent clearing relationships and is now both profitable and starting to realize operational leverage.

Flexible Cost Structure

Target: >50% of our total costs variable to revenue.

To compound our capital consistently, we need to ensure that we have a resilient business model with a highly flexible cost structure to protect our bottom line through the inherent cyclicality of the markets.

We do this by limiting fixed costs – especially fixed compensation, which represents our largest expense.

This target has been achieved for the last five years.


Variable Cost Ratio
70%
60%
50%
40%
30%
20%
10%
0%
2014
2015
2016
2017
2018

Compensation Ratio

Target: Ratio of total compensation to operating revenue less than 40%.

Compensation is our largest single expense and must be managed effectively.

We adopt a transparent and flexible compensation model that limits fixed costs but rewards performance and puts us in a partnership arrangement with our key people. We believe that successful people in our industry are attracted to such arrangements. However, we also balance this approach with the need to ensure that overall compensation cost is proportional to the return shareholders require for supporting the costs, capital and risks associated with providing our platform.


Compensation to Operating Revenue
45%
40%
35%
30%
25%
20%
15%
10%
5%
0%
2014
2015
2016
2017
2018

Risk Metrics – De Minimis Directional Risk and Consistent Revenue

Target: consistently profitable daily revenue on a marked to market basis.

Our goal is to minimize the directional risk we take when acting as a principal to ensure that we take on limited risk and ensure stable, consistent revenues.

We seek to act as a facilitator to our clients in accessing the global trading markets and minimize taking direct market risk. In certain of our business activities, we act as a principal to facilitate client trade execution, and for such transactions, we seek to offset market risk through matched transactions and hedging, and limit as much as possible the length of our holding period.


Marked-to-Market Revenue
Number of Days
250
200
150
100
50
0
2
17
58
165
204
158
97
35
17
8
$0 to $500
$500 to $1,000
$1,000 to $1,500
$1,500 to $2,000
$2,000 to $2,500
$2,500 to $3,000
$3,000 to $3,500
$3,500 to $4,000
$4,000 to $4,500
>$4,500
Daily Revenues ($000's)

We monitor our success in mitigating market risk through proxies, which include analyzing the variance of daily trading profitability and bad debt exposure. Our daily trading profitability tends to follow a bell-curve distribution, which we believe reflects our limited exposure to direct market risk. In this regard, we did not have a daily marked-to-market loss in 761 trading days during the period from October 1, 2015 through September 30, 2018, even during periods of extreme market volatility.

Risk Metrics – Bad Debt Expense

Target: bad debt less than 1% of annual operating revenue.

As a clearer, we guarantee the performance of our clients to the exchanges and counterparties that they execute trades with, and as such, we assume counterparty risk. Our risk department calibrates our risk to ensure that, in a normal market environment, our client charge-offs are proportional to our capital and operating revenue, and also to ensure that in the times of severe market stress (Black Swans), we avoid catastrophic loss and are able to continue to function normally.


Bad Debt, Excluding Coal(1)
Bad debt, excluding physical coal
As a % of Operating Revenues
Millions
$8.0
$7.0
$6.0
$5.0
$4.0
$3.0
$2.0
$1.0
–
1.4%
1.2%
1.0%
0.8%
0.8%
0.6%
0.4%
0.2%
0.0%
2014
2015
2016
2017
2018

(1) In fiscal 2017 and 2018, bad debt excludes bad debt on physcial coal of $47.0 million and $1.0 million, respectively.

We fulfill an essential function within the market structure and we are becoming increasingly important in filling this role as consolidation in the sector continues. Our risk department reviews the creditworthiness of our clients and their ability to perform on their obligations, including making margin calls to cover negative market moves.

The chart above provides our annual charge offs and is empirical evidence of our risk management approach.

FINANCIAL PERFORMANCE

As outlined in the prior sections, we believe that we offer our clients an experience that is not available through other financial intermediaries. Clients receive superior execution services, including "one call" trader access and market intelligence traditionally provided only by large, diversified global banks. Our unique offering provides many of our clients with products and services that are often inaccessible to them due to their middle-market size, and that our competitors cannot offer due to a lack of size and scale.

We believe that this combination creates strong and lasting client relationships and provides us with opportunities for revenue growth through cross-selling. Our deep relationships are evidenced by strong client growth in all business lines, including a net gain of more than 3,100 clients since 2017, and by our long-standing client relationships. We employ a data-driven approach to consistently tailor our product offerings to the changing needs of our clients and continuously monitor the resources they use and activities they pursue.

Within this context, we achieved strong operating revenue growth of $191.8 million, for a total of $975.8 million in fiscal 2018 – a 24% increase over the prior year. The return of some periods of volatility in our key markets resulted in increased client activity and a widening of spreads in fiscal 2018, which combined with increases in short-term interest rates and average client balances, resulted in record operating revenues in all five of our reporting segments.

Overall segment income increased 55%, with Commercial Hedging and Physical Commodities adding $23.6 million and $48.0 million respectively. Clearing and Execution Services added $17.9 million, while our Global Payments segment added $9.2 million. These gains were modestly offset by a $5.8 million decline in Securities segment income.

Net income increased $49.1 million to $55.5 million in fiscal 2018 compared to fiscal 2017, primarily related to the growth in operating revenues as well as the reduction in bad debt related to the physical coal business. Net income in fiscal 2018 includes an estimated one-time income tax charge of $19.8 million related to the enactment of U.S. Tax Reform. This charge is related to the re-measurement of our deferred tax assets and liabilities arising from a lower U.S. corporate tax rate and shift to a territorial tax regime as well as a charge related to the deemed repatriation of unremitted earnings of foreign subsidiaries. Excluding the impact of Tax Reform, net income in fiscal 2018 would have been $75.3 million.[1]

On the expense side, we continue to focus on maintaining our variable cost model and limiting the growth of our non-variable expenses. To that end, variable expenses were 61% of total expenses in fiscal 2018 compared to 53% in the prior year period. Non-variable expenses declined $30.7 million versus the prior year. However, excluding the bad debt on physical coal, non-variable expenses increased $15.3 million year-over-year or 5%.

PERFORMANCE BY CLIENT TYPE

Increasingly, our business is centered on commercial clients looking to hedge and mitigate financial risks inherent in their operating businesses, and on institutional clients looking to either invest or trade in the financial markets. In addition, we have our Global Payments platform, which is increasingly driven by banks and financial institutions, and in many ways is a technology-driven platform.

Commercial Clients

Through our Commercial Hedging and Physical Commodities segments, we provide our 7,000 to 10,000 commercial clients globally with a high-value-added and high-touch service that we believe differentiates us from our competitors and maximizes the opportunity to retain them as clients. Our services are designed to quantify and monitor commercial entities' exposure to commodity and financial risk, develop plans to control and hedge those risks, and provide post-trade reporting against specific client objectives. Our clients are assisted in the execution of their hedging strategies through a wide range of products, from listed exchange-

(1) A reconciliation between GAAP and non-GAAP amounts shown is provided in Appendix A.

traded futures and options to basic OTC instruments that offer greater flexibility to structured OTC products that are customized to suit the client's individual risk profile and needs. To our mid-sized clients, we offer structured products that are usually reserved for the largest clients of global banks, as well as high-touch risk management consulting traditionally associated with smaller boutiques. These clients include producers/end-users, wholesalers and merchants, corporations, introducing brokers, grain elevators, merchandisers, and importers/exporters across many industries globally.

Our services span a majority of traded commodity markets, with the largest concentrations in agricultural and energy commodities (consisting primarily of grains, energy and renewable fuels, coffee, sugar, cotton and food service), as well as in base and precious metals products. We also provide execution of foreign currency forwards and options and interest rate swaps, as well as a wide range of structured product solutions to our commercial clients that are seeking cost-effective hedging strategies.

To further complement these capabilities, we also have a physical commodities capability in both metals and agricultural markets where we can, on a selective base, assist our clients in procuring or selling commodities or by-products, arrange logistics support and financing for these products, or embed risk management programs in physical contracts to enable our clients to bypass the accounting complexities involved in using derivatives.

This set of exchange-listed, OTC and structured products, combined with our physical capabilities, is unmatched by our competitors, and we are seeing more extensive use of these capabilities by our commercial clients. Again, this creates the kind of "sticky" relationships that are 1) more meaningful for our clients, as we can solve most, if not all, of their hedging requirements, and 2) more valuable to us, as they create annuity-type revenue streams.

While our offering to these commercial clients is "high touch," with a relatively large education and advisory component, we are developing the technology to do this more efficiently and thus better leverage the experience and expertise of our brokers. For example, we are looking to launch a digitized interface for all of our clients, giving them a 360-degree view of all of their touchpoints with our organization. At the same time, this interface will give our brokers the entire integrated view of a client's relationship with us. We have already digitized our market intelligence offering, which allows us to track the usefulness of each individual report, as well as identify potential marketing leads from reader patterns.

During 2018, we launched a platform that enables clients to build structured products online from a set of building blocks, and simulate outcomes to potentially determine the most suitable combination of products relative to their needs, all with live pricing. Our precious metals business offers an industry-leading trading platform that is driving volumes, as well as a first-in-industry online platform for physical trading of gold and other precious metals. This platform prices available metal to desired locations and currency – inclusive of foreign exchange and logistics costs. All of these tools are customized to meet client needs and to provide them with greater convenience and added value.

Aggregate net operating revenue from our commercial clients in fiscal 2018 was $271.2 million (Commercial Hedging - $226.4 and Physical Commodities - $44.8). This aggregate revenue was up 17% for the year and constituted approximately 47% of total net operating revenue.

Aggregate net segment income from our commercial clients in fiscal 2018 was $113 million (Commercial Hedging - $96.4 million and Physical Commodities - $16.6 million) and constituted approximately 43% of total net segment income.

Institutional Clients

Through our Securities and Clearing and Execution Services segments, we service our global institutional clients by providing liquidity and trade execution, as well as electronic access (through a wide variety of technology platforms) to a number of important global markets. These include more than 40 derivatives exchanges and most global securities exchanges, as well as a variety of global execution facilities and liquidity sources. Our clients include professional traders, funds, institutional money managers, commercial bank trust and investment departments, broker-dealers, insurance companies, introducing broker dealers and their clients.

Asset and product types include listed futures and options on futures, equities, mutual funds, equity options, corporate, government and municipal bonds and unit investment trusts. We believe we are one of the leading market makers in foreign securities, as we make markets in more than 5,000 ADRs, GDRs and foreign ordinary shares – of which 3,600-plus trade in the OTC markets. In addition, we will, on request, make prices in more than 10,000 unlisted foreign securities. We provide value-added solutions that facilitate cross-border trading and believe our clients value our ability to manage complex transactions, including foreign exchange, utilizing our understanding of local market convention, liquidity and settlement protocols around the world.

We act as an institutional dealer in fixed income securities, including United States Treasury, United States government agency, agency mortgage-backed and asset-backed securities. We are also a broker-dealer in Argentina, where we are active in providing institutional execution in the local capital markets. Through our London-based Europe, Middle East and Africa oil voice brokerage business, we provide brokerage services across the fuel, crude and middle distillates markets to more than 200 commercial and institutional clients throughout these regions.

We also originate, structure and place debt instruments in the international and domestic capital markets. These instruments include complex asset-backed securities (primarily in Argentina) and domestic municipal securities. We also actively trade in a variety of international debt instruments, as well as operate an asset management business.

As part of our integrated offering, we provide competitive and efficient clearing on major futures and securities exchanges globally, as well as prime brokerage in major foreign currency pairs and swap transactions. Additionally, we provide clearing of foreign exchange transactions, in addition to clearing of a wide range of OTC products.

Over the last three years, we have significantly expanded our institutional capabilities and client footprint via some key strategic acquisitions. Our acquisition of Sterne Agee's Correspondent Clearing and Wealth Management businesses added correspondent securities clearing and wealth management capabilities to our product and service offering. The acquisition of G.X. Clarke & Co., an institutional dealer in United States government securities, federal agency and mortgage-backed securities, helped deepen relationships with approximately 650 institutional accounts. More recently, our 2018 acquisition of Carl Kliem S.A., a Luxembourg-based and EU-regulated inter-dealer broker with more than 400 institutional relationships, expands our institutional market coverage in Europe. We also increased our offering with the purchase of U.S-based broker-dealer GMP Securities LLC (formerly Miller Tabak Roberts), which adds new products and more than 2,400 institutional relationships.

Finally, during late 2018, we started an agency execution business in U.S. equities – a significant market where we have little presence but some name recognition as a result of our leading position as a market-maker in foreign securities. We have been recruiting experienced people with deep institutional relationships who would be able to leverage our expertise and name recognition. We also have started to leverage our clearing and custody capabilities into a prime brokerage capability for hedge funds, which is a new client segment for us.

Aggregate net operating revenue from our institutional clients in fiscal 2018 was $217.2 million (Clearing and Execution - $122.6 million and Securities - $94.6 million). This aggregate revenue was up 10% for the year and constituted approximately 37% of total net operating revenue.

Aggregate net segment income from our institutional clients in fiscal 2018 was $89.1 million (Clearing and Execution - $48.3 million and Securities - $40.8 million). This aggregate segment income was up 16% for the year and constituted around 34% of total segment income.

Global Payments

We provide global payment solutions to banks and commercial businesses, as well as charities and both government and nongovernmental organizations, or NGOs. We offer competitive and transparent pricing in approximately 140 currencies, which we believe is more than any other payments solution provider.

Our proprietary FXecute global payments platform is integrated with a financial information exchange ("FIX") protocol. This FIX protocol is an electronic communication method for the real-time exchange of information, and we believe it represents one of the first FIX offerings for cross-border payments in non-G20 currencies. FIX functionality allows clients to view real-time market rates for various currencies, execute and manage orders in real-time, and view the status of their payments through an easy-to-use portal. Additionally, as a member of the Society for Worldwide Interbank Financial Telecommunication ("SWIFT"), we are able to offer our services to large money centers and global banks seeking more competitive international payments services.

Three factors have opened opportunities for competitors in this market: 1) the general lack of transparency in bank offerings in the global payments market with regard to fees and exchange rates, 2) the banks' often more expensive services, and 3) the lack of systematic regulation in and across destination countries. We believe that we are a disrupter here, offering significant value to our bank, corporate and NGO/charities clients by providing competitive and transparent payments solutions (in particular to non-G20 currencies) through an efficient technology platform.

During 2018, we upgraded our regulatory status in Brazil and now have a fully-fledged domestic payments capability handling both in-bound and out-bound payments. This is one of the major payments corridors globally, and we saw an immediate and noticeable uptick in the volume and size of in-bound payments. Over the medium term, we hope to see the same for out-bound payments.

Increasing globalization and the growth of international trade, as well as the need of corporations, institutions, and individuals to move money across borders efficiently, have driven growing activity in the global payments industry. Volume growth in the global payments market has been steady, driving revenue growth for cross-border payments providers. Increasingly, this volume growth comes from transactions to emerging economies, benefiting those few providers (such as us) that have a strong competitive position in those emerging economies and an extensive correspondent bank network, which would be difficult to replicate.

Net operating revenue from our Global Payments business was $93.5 million, up 16% for the year and constituted approximately 16% of total net operating revenue.

Net segment income was $59.8 million, up 18% for the year and constituted around 23% of total segment income.

LOOKING AHEAD

Our core business performed well during 2018, as better market conditions unleashed the true earnings power of our business model. Our return on equity was 11.6%. When adjusted for the impact of U.S. Tax Reform, it was 16.0%[(1)], which is above our long-term target and a best-in-class performance, in our estimation.

(1) A reconciliation between GAAP and non-GAAP amounts shown is provided in Appendix A.

We plan to continue to leverage our unique "all-through-one" business model and product offering, as we believe it will continue to draw clients to our platform as industry consolidation continues, as well as enable us to create deep client relationships, grow client balances, and increase clearing and execution revenues.

We continue to see gains in market share and attract new clients that are underserved by the global banks, capitalizing on our position as one of the few publicly listed mid-sized financial services companies that offers clients futures and options products through our well-capitalized independent FCM, structured products through our swaps dealer, and securities through our broker-dealer division.

Management's priority is to remain laser-focused on our goal of becoming a best-in-class financial franchise by relentlessly pursuing the following objectives:

- Adding products and capabilities, either organically or through disciplined acquisition, to make us a counterparty of choice for commercial and institutional clients looking to access markets with efficient execution as well as post trade clearing, settlement and custody services.
- Expanding into client segments and geographies where we are under-represented, by acquiring suitable talent through recruitment or disciplined acquisition of teams.
- More tightly integrating our offerings, platforms, marketing strategy and customer experience in order to make the relationship more meaningful for the customer, "stickier" for the company, and more valuable to us both.
- Investing in client-facing technology – through an efficient mix of proprietary and industry-standard platforms to better leverage our intellectual capital in driving revenue growth and providing customers easier and more efficient access to our products and services
- Create a scalable execution and clearing infrastructure where costs per transaction are decreasing in absolute terms.
- Robust environment to dynamically allocate capital and resources to create maximum long-term value for shareholders.
- Multi-layered risk management to ensure that we achieve the best risk-adjusted return for our business.

We believe that we have made significant strides over the last couple years, as evidenced by our financial performance, and have becoming increasingly recognized as a broker and counterparty of choice globally. We are well positioned and excited about the prospects ahead.

On behalf of the executive management team, I want to firstly and most importantly thank all of our clients for without you we have no business; we know we have to earn your trust every day by adding value to your business. Thanks also to everyone on our amazing INTL FCStone team for their exceptional contributions during this productive year, our Board and advisors for their guidance, our bankers for their financial support, and our stockholders for entrusting their capital to us.

SEAN M. O'CONNOR
Chief Executive Officer

Corporate Governance Statement

The Company is committed to high standards of corporate governance and has put in place a framework that fosters good governance, is practical for a company of our size and satisfies our current listing and regulatory requirements. The Company has instituted a Code of Ethics that demands honest and ethical conduct from all employees. Specific topics covered are conflicts of interest, fair dealing, compliance with regulations and accurate financial reporting.

Executives

The roles of Chairman and CEO are split. The CEO and CFO make all necessary representations to satisfy regulatory and listing requirements. Executive compensation is determined by a Compensation Committee composed exclusively of independent directors.

Board Of Directors

The Company has a Board of Directors consisting of one executive, one non-independent, and nine non-executive directors, all nine of whom are independent. The Chairman is a non-executive director. The Board oversees the strategy, finances, operations and regulatory compliance of the Company through regular quarterly meetings and additional special meetings when required. The non-executive directors regularly meet independently of the executive directors. The Nominating & Governance, Audit, Compensation and Risk Committees are each composed of at least three independent directors. The Audit Committee meets the SEC requirement that at least one of its members should be a financial expert.

Financial Reporting And Internal Control

The Company strives to present clear, accurate and timely financial statements. Management has a system of internal controls in place, regularly assesses the effectiveness of these controls and modifies them as necessary. Risk management is an important aspect of this system of internal controls, and the Risk Committee monitors compliance with risk policies.

Investor Relations

The Company seeks to provide accurate and timely information to stockholders and other stakeholders to facilitate a better understanding of the Company and its activities. The Company seeks to distribute such information as widely as possible through filings on Form 8-K, press releases and postings on its website, www.intlfcstone.com.

Forward-Looking Statements

This Annual Report contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond the Company's control, including adverse changes in economic, political and market conditions, losses from the Company's activities arising from customer or counterparty failures, changes in market conditions, the possible loss of key personnel, the impact of increasing competition, the impact of changes in government regulation, the possibility of liabilities arising from violations of laws or regulations and the impact of changes in technology on our businesses. Although the Company believes that its forward-looking statements are based upon reasonable assumptions regarding its businesses and future market conditions, there can be no assurances that the Company's actual results will not differ materially from any results expressed or implied by the Company's forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Readers are cautioned that any forward-looking statements are not guarantees of future performance.

Executive Director

Sean O'Connor
Chief Executive Officer/President

Officers

William Dunaway
Chief Financial Officer

Xuong Nguyen
Chief Operating Officer

Bruce Fields
Group Treasurer

Tricia Harrod
Chief Risk Officer

Aaron Schroeder
Chief Accounting Officer

David Bolte
Corporate Secretary

Non-Executive Directors

John Radziwill
Chairman
Private Investor
Company Director

Paul G. (Pete) Anderson
Retired Company President
Member Risk Committee
Member Compensation Committee

Scott Branch
Retired Company President

John M. Fowler
Chairman Compensation Committee
Member Nominating & Governance Committee
Private Investor
Independent Consultant

Daryl Henze
Chairman Audit Committee
Member Risk Committee
Independent Consultant
Company Director

Diane Cooper
Director

Bruce Krehbiel
Member Audit Committee
Member Nominating & Governance Committee
Chief Executive Officer, Kanza Cooperative Association

Eric Parthemore
Chairman Nominating & Governance
Member Compensation Committee
Independent Consultant

Edward J. Grzybowski
Chairman Risk Committee
Member Audit Committee
Independent Consultant

Steve Kass
Member Audit Committee
Member Risk Committee
Independent Consultant

Corporate Headquarters And Stockholder Relations

708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485 3500

Stock Listing

The Company's common stock trades on NASDAQ under the symbol "INTL".

Company Information

To receive Company material, including additional copies of this annual report, Forms 10-K or 10-Q, or to obtain information on other matters of investor interest, please contact Group Treasurer Bruce Fields at the Stockholder Relations address or visit our website at www.intlfcstone.com.

Stock Transfer Agent And Registrar

Computershare is the transfer agent and registrar for INTL FCStone Inc. Inquiries about stockholders' accounts, address changes or certificates should be directed to Computershare.

To contact by mail:
462 South 4th Street, Suite 1600
Louisville, KY 40202

The tables below present net income and diluted earnings per share as reported in accordance with Generally Accepted Accounting Principles ("GAAP"). The tables below also present reconciliations to adjusted net income, adjusted diluted earnings per share and adjusted ROE, which are non-GAAP measures.

The adjusted non-GAAP amounts reflect each item after removing the impacts of Tax Reform for the year ended September 30, 2018 and the bad debt on physical coal, net of incentive recapture for the years ended September 30, 2017 and 2018. Management believes that presenting our results excluding Tax Reform and the bad debt on physical coal, net of incentive recapture is meaningful, as it increases the comparability of period-to-period results.

(in millions)	**For the Year Ended**
Reconciliation of net income to adjusted non-GAAP amounts:	**September 30, 2018**
Net income as reported (GAAP)	$ 55.5
Bad debt on physical coal, net of incentive recapture, net of tax	1.0
Impact of Tax Reform	19.8
Adjusted net income (non-GAAP)	$ 76.3

(in millions)	**For the Year Ended**
Calculation of adjusted diluted earnings per share:	**September 30, 2018**
Adjusted net income (non-GAAP)	$ 76.3
Less: Allocation to participating securities (c)	(1.2)
Adjusted net income allocated to common stockholders (non-GAAP)	$75.1
Divided by diluted weighted-average common shares used in the calculation of adjusted diluted earnings per share	18,934,830
Adjusted diluted earnings per share (non-GAAP)	$ 3.98

(in millions)	**For the Year Ended**				
Reconciliation of net income to adjusted non-GAAP amounts:	**September 30, 2014**	**September 30, 2015**	**September 30, 2016**	**September 30, 2017**	**September 30, 2018**
Net income, as reported (GAAP)	$ 19.3	$ 55.7	$ 54.7	$ 6.4	$ 55.5
Bad debt on physical coal, net of incentive recapture, net of tax	-	-	-	39.4	1.0
Impact of Tax Reform	-	-	-	-	19.8
Adjusted net income (non-GAAP)	$ 19.3	$ 55.7	$ 54.7	$ 45.8	$ 76.3
Stockholders' Equity, beginning of fiscal year	$ 335.3	$ 345.4	$ 397.1	$ 433.8	$ 449.9
Stockholders' Equity, end of fiscal year	$ 345.4	$ 397.1	$ 433.8	$ 449.9	$ 505.3
Average of Stockholders' Equity	$ 340.4	$ 371.3	$ 415.5	$ 441.9	$ 477.6
Adjusted ROE	5.7%	15.0%	13.2%	10.4%	16.0%

HEADQUARTERS

New York (US)
708 Third Avenue, Suite 1500
New York, NY 10017, USA
Tel: +1 212 485-3500

US OFFICES

Atlanta (GA)
+1 470 378-3398

Chicago (IL)
+1 312 780-6700

Birmingham (AL)
+1 800 240-1428

Bloomfield (NE)
+1 402 861-2522

Boca Raton (FL)
+1 561 544-7611

Bowling Green (OH)
+1 800 238-4146

Champaign (IL)
+1 800 747-7001

Charlotte (NC)
+1 800 334-1253

Houston (TX)
+1 713 820-4980

Indianapolis (IN)
+1 866 825-7942

Kansas City (MO)
+1 800 255-6381

Lawrence (KS)
+1 785 338-9230

Miami (FL)
+1 305 925-4900

Minneapolis (MN)
+1 800 447-7993

Mobile (AL)
+1 251-295-9432

Nashville (TN)
+1 615 234-2760

Omaha (NE)
+1 800 228-2316

Orlando (FL)
+1 800 541-1977

Twin Falls (ID)
+1 800 635-0821

West Des Moines (IA)
+1 800 422-3087

Youngstown (OH)
+1 800 589-2023

INTERNATIONAL OFFICES

Asunción (Paraguay)
+595 21 624 197

Beijing (China)
+86 10 6513 0855

Bogota (Colombia)
+57 1 484 1650

Buenos Aires (Argentina)
+54 11 4390 7595

Campinas (Brazil)
+55 19 2102 1300

Campo Grande (Brazil)
+55 67 2107 8300

Ciudad del Este (Paraguay)
+59 59 7214 2960

Dubai
(United Arab Emirates)
+971 4 447 8500

Dublin (Ireland)
+353 1 634 9140

Frankfurt (Germany)
+49 (0)69 50 5060 4280

Goiânia (Brazil)
+55 62 3432 7912

Hong Kong
+852 3469 1900

London (United Kingdom)
+44 20 3580 6000

Luxembourg (Luxembourg)
+352 4584841

Maringá (Brazil)
+55 44 3033 6800

Mexico City (Mexico)
+52 55 9171 1526

Passo Fundo (Brazil)
+55 54 2103 0200

Patrocinio (Brazil)
+55 34 3199 1550

Recife (Brazil)
+55 81 3040 1900

São Paulo (Brazil)
+55 11 3509 5400

Shanghai (China)
+86 21 5108 1234

Singapore (Singapore)
+65 6309 1000

Sorriso (Brazil)
+55 66 3212 4130

Sydney (Australia)
+61 2 8094 2000

Toronto (Canada)
+1 647 475 0451

www.intlfcstone.com